6/9


03022604

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Radio Gaucha

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4341 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

JUN -9 7:21

82-4341

ARS
12-31-02

Rádio Gaúcha S.A.

Financial Statements at
December 31, 2002 and 2001
and March 31, 2003 and 2002
and Report of Independent Accountants



PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

Report of Independent Accountants

May 9, 2003

To the Board of Directors and Stockholders
Rádio Gaúcha S.A.

1 We have audited the accompanying balance sheets of Rádio Gaúcha S.A. as of December 31, 2002 and 2001, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Rádio Gaúcha S.A. at December 31, 2002 and 2001, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS

May 9, 2003
Rádio Gaúcha S.A.

4 We have also reviewed the accompanying financial statements of Rádio Gaúcha S.A. as of and for the quarters ended March 31, 2003 and 2002. These financial statements are the responsibility of the company's management.

5 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6 Based on our reviews, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting practices adopted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RS

Carlos Alberto de Sousa
Partner
Contador CRC 1RJ056561/S-7 "S" RS

Rádio Gaúcha S.A.

Balance Sheet

In thousands of Brazilian reais

Assets	December 31 2002	December 31 2001	March 31 2003 (Unaudited)	March 31 2002 (Unaudited)
Current assets				
Cash and cash equivalents			14	
Trade accounts receivable	2,388	2,252	1,830	2,142
Group companies (Note 4)		4,356	324	4,127
Inventories	117	102	120	120
Employees' loans	75	69	259	136
Other	28	168	224	434
	2,608	6,947	2,771	6,959
Long-term receivables				
Group companies (Note 4)	5,862		5,883	
Judicial deposits and fiscal incentives	1,838	875	1,916	1,631
	7,700	875	7,799	1,631
Permanent assets				
Investments	289	294	289	294
Property, plant and equipment (Note 5)	1,604	1,670	1,511	1,604
	1,893	1,964	1,800	1,898
Total assets	12,201	9,786	12,370	10,488

Liabilities and stockholders' equity	December 31 2002	December 31 2001	March 31 2003 (Unaudited)	March 31 2002 (Unaudited)
Current liabilities				
Trade accounts payable	229	98	226	95
Loans	3	14		10
Salaries and social security contributions	1,129	1,202	927	801
Provision for income taxes (Note 10 (b))	46	46	207	328
Other taxes payable	144	73	149	90
Commissions and bonuses payable	425	307	412	372
Deferred advertising revenue	406		304	
Dividend proposed/payable	11	11	11	11
Other	258	143	178	169
	2,651	1,894	2,414	1,876
Long-term liabilities				
Deferred income taxes (Note 10 (b))	133	186	128	178
Provision for contingencies (Note 8)	117	27	119	33
	250	213	247	211
Stockholders' equity (Note 6)				
Capital	836	836	836	836
Capital reserve	552	552	552	552
Revenue reserve	168	168	168	168
Retained earnings	7,744	6,123	8,153	6,845
	9,300	7,679	9,709	8,401
Total liabilities and stockholders' equity	12,201	9,786	12,370	10,488

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Operations
In thousands of Brazilian reais, except per-share data

	Years ended December 31		Quarters ended March 31	
	2002	**2001**	**2003 (Unaudited)**	**2002 (Unaudited)**
Operating revenues				
Advertising	20,834	17,433	4,644	4,906
Taxes on revenues	(737)	(645)	(202)	(169)
	20,097	16,788	4,442	4,737
Operating costs				
Personnel	(5,216)	(4,838)	(1,181)	(1,143)
Depreciation	(403)	(434)	(103)	(99)
Royalties	(663)	(563)	(145)	(157)
Other	(2,574)	(962)	(324)	(513)
	(8,856)	(6,797)	(1,753)	(1,912)
Gross profit	11,241	9,991	2,689	2,825
Operating income (expenses)				
Selling	(3,700)	(3,300)	(829)	(876)
General and administrative	(4,101)	(3,811)	(995)	(862)
Financial income	644	131	19	119
Financial expenses (Note 7)	(1)	45	(43)	
Other, net	(60)	94		(4)
	(7,218)	(6,841)	(1,848)	(1,623)
Operating profit	4,023	3,150	841	1,202
Non-operating income (expenses), net	1	(20)		2
Income before taxes on income	4,024	3,130	841	1,204
Social contribution (Note 10 (a))	(346)	(305)	(79)	(109)
Income tax (Note 10 (a))	(555)	(664)	(197)	(266)
Net income for the year/quarter	3,123	2,161	565	829
Net income per share at the end of the year/quarter - R$	6.35	4.39	1.15	1.68

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2001	836	490	168	5,282	6,776
Fiscal incentive investments		62			62
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(150)	(150)
Interest on capital distributed to stockholders (R$ 0.72 per share) (Note 6 (b))				(355)	(355)
Net income for the year				2,161	2,161
Dividend distributed (R$ 1.66 per share) (Note 6 (a))				(815)	(815)
At December 31, 2001	836	552	168	6,123	7,679
Interest on capital distributed to stockholders (R$ 1.02 per share) (Note 6 (b))				(504)	(504)
Net income for the year				3,123	3,123
Dividend distributed (R$ 2.03 per share) (Note 6 (a))				(998)	(998)
At December 31, 2002	836	552	168	7,744	9,300

Rádio Gaúcha S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data (continued)

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2003	836	552	168	7,744	9,300
Interest on capital distributed to stockholders (R$ 0.32 per share) (Unaudited)				(156)	(156)
Net income for the quarter (Unaudited)				565	565
At March 31, 2003 (Unaudited)	836	552	168	8,153	9,709
At January 1, 2002	836	552	168	6,123	7,679
Interest on capital distributed to stockholders (R$ 0.22 per share) (Unaudited)				(107)	(107)
Net income for the quarter (Unaudited)				829	829
At March 31, 2002 (Unaudited)	836	552	168	6,845	8,401

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Changes in Financial Position
In thousands of Brazilian reais

	Years ended December 31		Quarters ended March 31	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Financial resources were provided by:				
Net income for the year/quarter	3,123	2,161	565	829
Expenses (income) not affecting working capital:				
Deferred income taxes	(53)	(138)	(5)	(8)
Provision for contingencies	90	(11)	2	6
Depreciation	403	434	103	99
Net book value of permanent asset disposals	5	22		
Total funds provided	3,568	2,468	665	926
Financial resources were used for:				
Increase in long-term receivables	6,825	400	99	756
Property, plant and equipment	337	240	10	33
Distributed dividend	998	815		
Interest on capital distributed to stockholders	504	355	156	107
Total funds used	8,664	1,810	265	896
Increase (decrease) in working capital	(5,096)	658	400	30
Current assets				
At the end of the year/quarter	2,608	6,947	2,771	6,959
At the beginning of the year/quarter	6,947	7,587	2,608	6,947
	(4,339)	(640)	163	12
Current liabilities				
At the end of the year/quarter	2,651	1,894	2,414	1,876
At the beginning of the year/quarter	1,894	3,192	2,651	1,894
	757	(1,298)	(237)	(18)
Increase (decrease) in working capital	(5,096)	658	400	30

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in radio broadcasting.

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that, as from April 2002, foreign shareholders may own a maximum of 30% of the capital of radio broadcasting companies. Until that date, foreign shareholders were not allowed and Brazilian corporations could not own more than 30% of the capital, with no voting shares.

The Federal licenses required for the radio broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, radio broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (ten years) and are renewable upon application for a similar period. The company's current license expires in 2003. In May 2003, the company will be able to apply for renewal of its license.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

In thousands of Brazilian reais, unless otherwise stated

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values.

Advertising revenue is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value both in revenues and expenses.

(b) Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c) Permanent assets

These assets are stated at cost. Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

In thousands of Brazilian reais, unless otherwise stated

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rate totaling 25%. Social contribution tax is calculated at the current rate of 9% applied to adjusted income before income tax. Deferred income taxes are calculated on temporary differences.

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising broadcasted during the year 2002, totaled R$ 365 (December 31, 2001 - R$ 157; quarter ended March 31, 2003 - R$ 15; March 31, 2002 - R$ 22).

(e) Statements of operations, of changes in stockholders' equity and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				March 31			
	2002		2001		2003		2002	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable - Group companies			887		324		559	
Zero Hora - Editora Jornalística S.A.								
Long-term receivables - Group companies					(1)			
Financial income				50				
Televisão Gaúcha S.A.								
Accounts receivable - Group companies			(1)					
Long-term receivables - Group companies	(2)				(1)			
Teleparbs Participações S.A.								
Financial income				61				
RBS Participações S.A.								
Accounts receivable - Group companies			3,499				3,585	
Long-term receivables - Group companies	5,876				5,889			
Financial income		446		160				107
Other RBS Group companies								
Accounts receivable - Group companies			(29)				(17)	
Long-term receivables - Group companies	(12)				(4)			

107

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) Up to December 31, 2002, the balances with RBS Participações S.A. bore interest at market rates. As from that date, these balances bear no interest.

(c) Balances with other related companies bear no interest.

(d) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

			December 31		March 31		
			2002	2001	2003	2002	
	Cost	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	419		419	419	419	419	
Buildings and structures	1,297	(879)	418	477	411	462	4 and 10
Installations	568	(524)	44	47	41	46	10 and 20
Machinery and equipment	6,363	(5,679)	684	630	609	598	20 and 25
Vehicles	320	(297)	23	69	15	54	33
Other	16		16	28	16	25	
	8,983	(7,379)	1,604	1,670	1,511	1,604	

In thousands of Brazilian reais, unless otherwise stated

6 Stockholders' Equity

(a) Capital comprises 492,000 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

In accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital. At December 31, 2002 and 2001, the board of directors decided not to make the appropriation related to the statutory reserve. The Annual General Meeting confirmed the decision related 2001.

On August 6, 2001, the stockholders approved the distribution of an additional dividend related to 2000, amounting to R$ 301.

In November 2002 and December 2001, the company's board of directors decided to distribute dividends totaling R$ 998 and R$ 514 related to those years, respectively. These dividends, plus the interest on capital mentioned in item (b) below, exceeded the minimum annual dividend, and those related to 2001 were later approved at the respective Annual General Meeting.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

In thousands of Brazilian reais, unless otherwise stated

(c) The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		March 31	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Balances per statutory financial statements	8,077	6,333	8,509	7,073
Adjustments arising from the constant currency accounting methodology	(258)	(193)	(280)	(206)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	(75)	(17)	(76)	(22)
Balances in these financial statements	7,744	6,123	8,153	6,845

7 Financial Expenses

On December 31, 2002, financial expenses include a loss of R$ 1 from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements, when applicable, and the index used to adjust local currency loans or the exchange rate variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

8 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

In thousands of Brazilian reais, unless otherwise stated

9 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants, at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2002 amounted to R$ 146 (December 31, 2001 - R$ 132; quarter ended March 31, 2003 - R$ 48; March 31, 2002 - R$ 35).

The Fund's financial statements at December 31, 2002 and 2001 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

In thousands of Brazilian reais, unless otherwise stated

10 Social Contribution and Income Tax

(a) Reconciliation of income tax and social contribution

	December 31		March 31	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Income before income tax	4,024	3,130	841	1,204
Rate - %	25	25	25	25
	(1,006)	(783)	(210)	(301)
Effects of permanent differences:				
Non-deductible expenses	(31)	(54)	(28)	(34)
Non-taxable income	33	3	20	33
Credit for electoral advertising	365	157	15	22
Other	84	13	6	14
As per statement of operations	(555)	(664)	(197)	(266)
(II) Social contribution				
Income before social contribution	4,024	3,130	841	1,204
Rate - %	9	9	9	9
	(362)	(282)	(76)	(108)
Effects of permanent differences:				
Non-deductible expenses	(11)	(18)	(10)	(12)
Non-taxable income	12	1	7	12
Other	15	(6)		(1)
As per statement of operations	(346)	(305)	(79)	(109)

In thousands of Brazilian reais, unless otherwise stated

(b) Nature of balances

	December 31		March 31	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Deferred income taxes				
Monetary variations of permanent assets	127	156	124	139
Other temporary differences	(29)	(19)	(30)	(8)
Long-term liabilities	98	137	94	131
Provision for income taxes	18	28	147	232
(II) Social contribution				
Deferred income taxes				
Monetary variations of permanent assets	46	56	45	50
Other temporary differences	(11)	(7)	(11)	(3)
Long-term liabilities	35	49	34	47
Provision for income taxes	28	18	60	96

* * *